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                                                                  Exhibit (a)(3)

                                 [LOGO] Liquent

                                                               November 21, 2001

Dear Stockholder:

   I am pleased to inform you that Liquent, Inc. has entered into a merger agreement with Information Holdings Inc. (IHI). In accordance with the merger agreement, a wholly owned subsidiary of IHI has commenced a tender offer to purchase all of the outstanding shares of Liquent common stock for $2.27 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of Liquent shares outstanding on a fully diluted basis being tendered and not withdrawn. The tender offer will be followed by a merger in which each share of Liquent common stock not purchased in the tender offer will be converted into the right to receive $2.27 per share in cash.

   Your Board of Directors has unanimously determined that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Liquent and its stockholders, and your Board of Directors unanimously recommends that you accept the offer, tender your shares pursuant to the terms of the offer and approve and adopt the merger agreement and the merger.

   In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

   Also attached are IHI's Offer to Purchase, dated November 21, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. We urge you to consider this information carefully.

   The management and directors of Liquent thank you for the support you have given Liquent.

                                          Sincerely,

                                          /s/ R. Richard Dool

                                          R. Richard Dool
                                          President and Chief Executive
                                           Officer